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Richard D. Truesdell Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

 September 30, 2019

Re:	BRP Group, Inc.
Registration Statement on Form S-1
File No. 333-233908

CONFIDENTIAL

Mr. Jeffrey Gabor

Mr. Joseph McCann

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549 -3628

Dear Mr. Gabor and Mr. McCann:

On behalf of our client, BRP Group, Inc., a Delaware corporation (the “Company”), we are submitting this letter and accompanying materials on a supplemental basis in response to comment #21 contained in the letter of the Staff dated September 17, 2019 in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

We hereby advise the Staff that based on information currently available and current market conditions, the Company intends offer its Class A common stock utilizing a price range where low end of the range will not be lower than $14.00 per share and where the high end of the range will not be higher than $18.00 per share (the “Indicative Price Range”).

The anticipated price range and offering size remain subject to change. However, the Company believes that the Indicative Price Range will not be subject to significant change and that the bona fide price range included in the preliminary prospectus will be within the Indicative Price Range. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

To facilitate the Staff’s review, we supplementally submit as Exhibit A hereto a selection of changed pages to the Registration Statement reflecting the above referenced Indicative Price Range. The enclosed pages are marked to indicate changes from the Registration Statement filed on September 23, 2019.

Mr. Jeffrey Gabor Mr. Joseph McCann Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	September 30, 2019

Should any questions arise, please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	L. Lowry Baldwin, Chairman of the Board of Directors
Trevor L. Baldwin, Chief Executive Officer of the Company
Kristopher A. Wiebeck, Chief Financial Officer of the Company
Bradford L. Hale, Chief Accounting Officer of the Company
Christopher J. Stephens, General Counsel of the Company
Shane Tintle, Davis Polk & Wardwell LLP

EXHIBIT A